                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                           GREAT LAKES REIT, INC.
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 390752 10 3
                    --------------------------------------
                               (CUSIP Number)

                            Susan J. Wilson, Esq.
                                Alston & Bird
                         1201 West Peachtree Street
                           Atlanta, Georgia 30309
                               (404) 881-7974
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               August 20, 1996
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Page 1 of 14 Pages

                                  SCHEDULE 13D

CUSIP NO. 390752 10 3                                                               PAGE 2 OF 14 PAGES
                                                                                                         <
   1   NAME OF REPORTING PERSON
                Fortis Benefits Insurance Company

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (A)   [ ]
                                                                                                   (B)   [ ]

   3   SEC USE ONLY


   4   SOURCE OF FUNDS*
                   WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Minnesota

                      7      SOLE VOTING POWER
                                    1,054,339
     NUMBER OF
      SHARES          8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY         9      SOLE DISPOSITIVE POWER
       EACH
     REPORTING                      1,054,339
      PERSON
       WITH           10     SHARED DISPOSITIVE POWER


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,054,339

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               15.32%

  14   TYPE OF REPORTING PERSON*
               IC



                            Page 2 of 14 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Great Lakes REIT, Inc., a Maryland corporation (the "Company"), and to the Company's Class A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Each share of Preferred Stock is convertible, under certain circumstances and subject to certain restrictions, into one share of Common Stock. The Common Stock and the Preferred Stock are referred to herein together as the "Company Stock."

     The Company's principal executive offices are located at 823 Commerce Drive, Suite 300, Oak Brook, Illinois 60521.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is Fortis Benefits Insurance Company, a Minnesota corporation ("FBIC"). FBIC is an insurance company actively engaged primarily in the businesses of life, disability and dental insurance. FBIC's principal business addresses are 2323 Grand Boulevard, Kansas City, Missouri 64108, and 500 Bielenberg Drive, Woodbury, Minnesota 55125. Its principal executive offices are located at 2323 Grand Boulevard, Kansas City, Missouri 64108.

     FBIC is an indirect wholly owned subsidiary of AMEV/VSB 1990 N.V., a Dutch corporation ("AMEV/VSB"), which is controlled by two shareholders, AG 1990 (Nederland) B.V., a Dutch corporation ("AG 1990"), and Fortis AMEV N.V., a Dutch corporation ("Fortis AMEV"), each of which owns 50% of AMEV/VSB. AG 1990 is wholly owned by Fortis AG, a Belgian corporation ("Fortis AG"). Fortis AG and Fortis AMEV are together the two persons ultimately in control of FBIC.

     FBIC is a direct wholly owned subsidiary of Time Insurance Company, a Wisconsin corporation ("Time"), which is a wholly owned subsidiary of Interfinancial Inc., a Georgia corporation ("Interfinancial"), which is a wholly owned subsidiary of Fortis, Inc., a Nevada corporation ("Fortis"), which is a wholly owned subsidiary of Fortis International N.V., a Dutch corporation ("Fortis International"), which is a wholly owned subsidiary of Sycamore Insurance Holding N.V., a Dutch corporation ("Sycamore"), which is a wholly owned subsidiary of AMEV/VSB. Time is an insurance company, actively engaged in the business of primarily health insurance; Interfinancial is an intermediate holding company for insurance companies; Fortis is a holding company for insurance companies and other financial services companies within the United Stated; Fortis International and Sycamore are intermediate holding companies; and AMEV/VSB is a holding company for insurance and financial services companies throughout the world. Time, Interfinancial, Fortis, Fortis International, Sycamore, AMEV/VSB, AG 1990, Fortis AG and Fortis AMEV are referred to herein collectively as the "Affiliates."

     During the past five years, to the best of FBIC's knowledge, none of its executive officers or directors, and none of the executive officers or directors of Fortis AG or Fortis AMEV, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     The name, business address, present principal occupation and citizenship of each executive officer and each director of FBIC, Fortis AG and Fortis AMEV are set forth in EXHIBITS A, B AND C hereto, respectively, which are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a Stock Purchase Agreement described more fully in Item 6 below, the Company has granted FBIC the right to acquire an aggregate of 1,000,000 shares of Common Stock and an aggregate of 54,339 shares of Preferred Stock for a total purchase price of $13,000,000, payable in cash. On August 20, 1996, FBIC purchased 350,000 shares of such Common Stock and 19,019 shares of such Preferred Stock for a total purchase price of $4,550,000 paid in cash. On October 3, 1996, FBIC shall purchase an additional 350,000 shares of Common Stock and an additional


                             Page 3 of 14 Pages

19,019 shares of Preferred Stock for a price of $4,550,000 in cash, and on November 19, 1996, FBIC shall purchase the remaining 300,000 shares of Common Stock and the remaining 16,301 shares of Preferred Stock for a price of $3,900,000 in cash. The funds used by FBIC to purchase the Company Stock have and will come from its general working capital.

ITEM 4.  PURPOSE OF TRANSACTION

     FBIC is acquiring the Company Stock for investment purposes and not for the purpose of acquiring control of the Company. Except as disclosed in Item 6 of this statement relating to FBIC's right to purchase Company Stock at the second and third closings which are scheduled to occur subsequent hereto, FBIC does not have any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D. In addition, depending on market and other considerations, FBIC may acquire additional Common Stock or other securities of the Company if such Common Stock or securities become available at prices that are attractive to FBIC. On the other hand, depending on market and other considerations, FBIC may dispose of all or a portion of the Company Stock or other securities it now owns or may hereinafter acquire.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Prior to execution of the Stock Purchase Agreement, none of FBIC, any of the Affiliates, or any of the directors or executive officers of FBIC, Fortis AMEV or Fortis AG beneficially owned any Company Stock. Other than FBIC's acquisition of the Company Stock as described herein, none of such persons currently beneficially owns any Company Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Company and each of FBIC, Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio, Morgan Stanley SIVAC Subsidiary SA, Wellsford Karpf Zarrilli Ventures, L.L.C., Logan, Inc., and Pension Trust Account No. 104972 Held by Bankers Trust Company as Trustee (FBIC and all of such other investors are collectively the "Investors") have entered into a Stock Purchase Agreement dated as of August 20, 1996 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, FBIC has the right to purchase an aggregate of 1,000,000 shares of Common Stock and 54,339 shares of Preferred Stock in three separate closings for an aggregate purchase price of $13,000,000 in cash. The first closing (the "First Closing") was held on August 20, 1996 at which time FBIC purchased 350,000 shares of Common Stock and 19,019 shares of Preferred Stock for $4,550,000 in cash. The second closing will be held on October 3, 1996, at which time FBIC shall purchase 350,000 shares of Common Stock and 19,019 shares of Preferred Stock for $4,550,000 in cash. The third closing will be held on November 19, 1996, at which time FBIC shall purchase 300,000 shares of Common Stock and 16,301 shares of Preferred Stock for $3,900,000 in cash.

     FBIC's obligations to consummate the second and third closings discussed above are contingent upon the satisfaction of certain conditions, specified in the Stock Purchase Agreement.

     Pursuant to the Stock Purchase Agreement, FBIC is entitled, subject to certain restrictions, to designate one individual to be nominated as a member of the Company's Board of Directors. The Company nominated James J. Brinkerhoff as its designee, and he was elected to the Board effective as of the date of the First Closing.

     The Company and each of the Investors are also parties to a Registration Rights Agreement, dated as of August 20, 1996 (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, each of the Investors is entitled to certain rights with respect to the registration of all Company Stock purchased pursuant to the Stock Purchase Agreement (the "Registrable Shares") under the Securities Act of 1933, as amended (the "Securities Act"), generally as follows:

              Shelf Registration. Not later than the earlier of (i) the third anniversary of the date of the First Closing, or (ii) the date that is 180 days after the settlement of the initial sale pursuant to the Company's first public offering of Common Stock, the Company shall use its best efforts to effect a shelf registration pursuant to Rule 415 of the Securities Act covering the Registrable Shares. The Company is obligated to use its best efforts to cause such shelf registration statement to remain in effect until the earlier of (i) the date on which

                             Page 4 of 14 Pages
         all Registrable Shares have been sold under such shelf registration statement, or (ii) if an initial public offering of newly issued Common Stock has been consummated, which results in the Company receiving at least $60 million of gross proceeds and in which such Common Stock is listed for trading on a national stock exchange, the later of (A) the date that is 12 months after such shelf registration statement becomes effective and (B) the date that all Registrable Shares are freely transferable pursuant to Rule 144(k) of the regulations promulgated under the Securities Act (assuming for purposes of calculating such period that no holder thereof is an affiliate of the Company).

              Incidental (i.e., Piggyback) Registration. In addition, the Registration Rights Agreement provides that if the Company at any time proposes to register any of its securities under the Securities Act on a Form S-1, Form S-2, Form S-3 or Form S-11, the holders of Registrable Securities are entitled to have their shares included in such registration statement on a pro rata basis, subject to certain other terms and conditions.

     Except as stated in this Item 6, FBIC does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the Company Stock, including, without limitation, any agreements concerning (i) transfer or voting of any Common Stock, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses or
(viii) the giving or withholding of proxies.

         The foregoing response to this Item 6 is qualified in its entirety by reference to the Stock Purchase Agreement and the Registration Rights Agreement, the full texts of which are incorporated by reference to Exhibits 1 and 2 of the Current Report on Form 8-K, dated August 28, 1996, filed by
Great Lakes REIT, Inc. (Commission File No. 0-28354).


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed as part of this Schedule 13D:

         Exhibit A        Name, business address, present principal occupation and citizenship of each executive officer and director of Fortis Benefits Insurance Company

         Exhibit B        Name, business address, present principal occupation and citizenship of each executive officer and director of Fortis AG

         Exhibit C        Name, business address, present principal occupation and citizenship of each executive officer and director of Fortis AMEV NV






                            Page 5 of 14 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  August 30, 1996


                                     FORTIS BENEFITS INSURANCE COMPANY


                                       /s/ Robert B. Pollock
                                     ------------------------------------------
                                     Robert B. Pollock
                                     President and Chief Executive Officer






                            Page 6 of 14 Pages

                                 EXHIBIT INDEX


                                                                                                                         Sequential
Exhibit                                                                                                                  Page No.
- -------                                                                                                                  ----------
A                Name, business address, present principal occupation and citizenship of each                                8
                 executive officer and director of Fortis Benefits Insurance Company

B                Name, business address, present principal occupation and citizenship of each                               10
                 executive officer and director of Fortis AG

C                Name, business address, present principal occupation and citizenship of each                               12
                 executive officer and director of Fortis AMEV NV






                              Page 7 of 14 Pages

                                                                       EXHIBIT A
                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                       FORTIS BENEFITS INSURANCE COMPANY

                 The names of the directors and the names and titles of the executive officers of Fortis Benefits Insurance Company ("FBIC") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.



Name, Business Address                    Present Position with FBIC                         Present Principal Occupation
- ----------------------                    --------------------------                         ----------------------------
Robert B. Pollock                         President, Chief Executive Officer                 President, Chief Executive Officer
2323 Grand Boulevard                      and Director                                       and Director of FBIC
Kansas City, MO 64108

Francis J. Guthrie                        Executive Vice President, Marketing                Executive Vice President, Marketing
2323 Grand Boulevard                      and Sales                                          and Sales of FBIC
Kansas City, MO 64108

Clifford S. Korte                         Senior Vice President, Underwriting                Senior Vice President, Underwriting
2323 Grand Boulevard                                                                         of FBIC
Kansas City, MO 64108

Michael J. Peninger                       Senior Vice President and Chief                    Senior Vice President and Chief
2323 Grand Boulevard                      Financial Officer                                  Financial Officer of FBIC
Kansas City, MO 64108

Sylvia R. Wagner                          Senior Vice President, Human                       Senior Vice President, Human
2323 Grand Boulevard                      Resources & Development                            Resources & Development of FBIC
Kansas City, MO 64108

Robert R. Zambri                          Senior Vice President, General                     Senior Vice President, General
2323 Grand Boulevard                      Counsel and Secretary                              Counsel and Secretary of FBIC
Kansas City, MO 64108

Allen R. Freedman                         Chairman of the Board of Directors                 Chairman, Chief Executive Officer
One Chase Manhattan Plaza                                                                    and Director of Fortis, Inc.
41st Floor
New York, NY 10005

Arie A. Fakkert *                         Director                                           General Manager, Fortis
c/o Fortis AMEV NV                                                                           International
Archimedslaan 6
3584 BA UTRECHT
The Netherlands

Thomas M. Keller                          Director                                           President, Time Insurance Company
Time Insurance Company
501 West Michigan
Milwaukee, Wisconsin 53203





                              Page 8 of 14 Pages

H. Carroll Mackin                                     Director                               Executive Vice President of Fortis,
One Chase Manhattan Plaza                                                                    Inc.
41st Floor
New York, New York 10005

Dean C. Kopperud                                      Director                               President, Fortis Financial Group
Fortis Financial Group
500 Bielenberg Drive
Woodbury, MN 55125

__________________
*    Citizen of The Netherlands





                              Page 9 of 14 Pages

                                                                       EXHIBIT B
                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                   FORTIS AG

                 The names of the directors and the names and titles of the executive officers (Executive Board) of Fortis AG ("Fortis AG") and their business addresses, principal occupations and citizenship are set forth below.


                                            Present Position With                                                      Country
 Name, Business Address                           Fortis AG                    Present Principal Occupation        of Citizenship
- -----------------------                           ---------                    ----------------------------        --------------
Maurice Lippens                           Chairman and Managing                Chairman and Managing               Belgium
c/o Fortis AG                             Director, Member of Executive        Director of Fortis AG.
Boulevard Emile Jacqmain 53               Board
1000 Brussels
Belgium

Viscount Etienne Davignon                 Vice Chairman and Director,          Chairman of Societe                 Belgium
c/o Societe Generale de Belgique          Member of Executive Board            Generale de Belgique.
Rue Royale 30
1000 Brussels
Belgium

Valere Croes                              Managing Director, Member            Managing Director of Fortis AG.     Belgium
c/o Fortis/Fortis AG                      of Executive Board
Boulevard Emile Jacqmain 53
1000 Brussels
Belgium

Frank Arts                                Director, Member of                  Investment Manager of               Belgium
c/o Janssen Pharmaceutica                 Executive Board                      Janssen Pharmaceutica.
Turnhoutseweg 30
2340 Beerse
Belgium

Philippe Bodson                           Director, Member of                  Managing Director of                Belgium
c/o Tractebel                             Executive Board                      Tractebel.
Place du Trone 1
1000 Brussels
Belgium

Count Michel de Broqueville               Director                             Senior Officer of COBAC             Belgium
c/o COBAC                                                                      (Compagriie Belge
Rue Montoyer 15                                                                d'Assurance-Credit).
1040 Brussels
Belgium

Viscount Jean de Jonghe d'Ardoye          Director                             Investor                            Belgium
Den Booien 43 1500 Halle
Belgium





                              Page 10 of 14 Pages

Philippe Speeckaert                                   Director                       Certified Public              Belgium
Welriekendedreef 29                                                                  Accountant
3090 Overijse
Belgium

Bernard t'Serstevens                                  Director                       Investor                      Belgium
Metsterenweg 135
Chateau de Mielen Metsieren
3800 Sint-Truiden
Belgium

Klaus Wendel                                          Director                       Director of Societe           The Netherlands
c/o Societe Generale de Belgique                                                     Generale de Belgique.
Rue Royale 30
1000 Brussels
Belgium

Piet Van Waeyenberge                                  Director, Member               Chairman of Asphales, S.A.;   Belgium
c/o Asphales                                          of Executive Board             Chairman of V.E.V. (Vlaams
Eikelenbergstraat 20                                                                 Economisch Verbond -
1710 Dilbeek                                                                         Flemish Economic
Belgium                                                                              Association, a body of
                                                                                     Flemish Executives);
                                                                                     Chairman of De Eik and
                                                                                     Ecoval (family-owned Food
                                                                                     Trading Companies).

Yasuyuki Wakahara                                     Director                       Executive Director of         Japan
c/o Asahi Mutual Life Insurance                                                      Asahi; President of Asahi
Company                                                                              Mutual Life Insurance
7-3, Nishi-Shinjuku 1-Chome                                                          Company.
Skinjuku-ku
Tokyo, 163-91
Japan

Henjo J. Hielkema                                     Director, Member               Chairman of Executive Board   The Netherlands
c/o Fortis AMEV NV                                    of Executive Board             of Fortis Nederland NV;
Archimedeslaan 6                                                                     Member of Executive Board
3584 BA Utrecht                                                                      of Fortis AMEV NV.
The Netherlands

Philippe Loitier                                      Director, Member               Managing Director of          France
c/o Societe Generale de Belgique                      of Executive Board             Societe- Generale de
Rue Royale, 30                                                                       Belgique.
1000 Brussels
Belgium

Ernesto Jutzi                                         Director                       Director of Compagnie         Switzerland
Speerstrasse 23                                                                      Suisse de Reassurances
CH-8832 Wilen Wollerau
Switzerland

Adriaan Willem Overwater                              Director                       Chairman of the Board of      The Netherlands
Cicerostrat 5                                                                        Fortis AMEV NV
5216 CC's Hertogenbosch
The Netherlands





                             Page 11 of 14 Pages

                                                                       EXHIBIT C
                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                FORTIS AMEV N.V.

                 The names of the directors (Supervisory Board) and the names and titles of the executive officers (Executive Board) of Fortis AMEV N.V. ("Fortis AMEV") and their business addresses, principal occupations and citizenship are set forth below.

                                          Present Position With                                               Country
 Name, Business Address                        Fortis AMEV          Present Principal Occupation           of Citizenship
- -----------------------                        -----------          ----------------------------           --------------
Adriaan Willem Overwater             Chairman of                    Chairman of the Supervisory            The Netherlands
Cicerostraat 5                       Supervisory Board              Board of Fortis AMEV.
5216 CC 's-Hertogenbosch
The Netherlands

Andreas van de Beek                  Member of Supervisory          Managing Director of                   The Netherlands
c/o Stichting VSB Fonds              Board                          Stichting VSB Fonds.
Maliebaan 14
3581 CN UTRECHT
The Netherlands

Jacob Rienk Glasz                    Member of Supervisory          Chairman of the Law Firm               The Netherlands
c/o Trenite van Doorne,              Board                          of Partnership
advocaten en notarissen                                             Trenite van Doome
De Lairessestraat 133
1075 HJ AMSTERDAM
The Netherlands

Johannis Kraaijeveld van Hemert      Member of Supervisory          Former President of the                The Netherlands
Grote Kerksbuurt 36                  Board                          Executive Board and Member
3311 CB DORDRECHT                                                   of the Supervisory Board of
The Netherlands                                                     Koninklijke, Bos Kalis
                                                                    Westminster Groep N.V.,
                                                                    Papendrecht (off-shore
                                                                    construction).





                             Page 12 of 14 Pages

Philippe Speeckaert                       Member of Supervisory                      Certified Public Accountant     Belgium
Welriekendedreef 29                       Board
3090 Overijse
Belgium

Piet Van Waeyenberge                      Member of Supervisory                      Chairman of Asphales, S.A.;     Belgium
c/o Asphales                              Board                                      Chairman of V.E.V. (Vlaams
Eikelenbergstraat 20                                                                 Economisch Verbond -
1710 DILBEEK                                                                         Flemish Economic
Belgium                                                                              Association, a body of
                                                                                     Flemish Executives);
                                                                                     Chairman of De Eik and
                                                                                     Ecoval (family-owned Food
                                                                                     Trading Companies).

Gerrit Wilmink                            Member of Supervisory                      Member of the Committee of      The Netherlands
Prins Bemhardlaan 8a                      Board                                      Arbitration of the Council
1942 AA BEVERWIJK                                                                    of Arbitration for
The Netherlands                                                                      Nijverheid en Handel;
                                                                                     Member of the Supervisory
                                                                                     Board of Bouwcentrum B.V.
                                                                                     and Kaasfabriek Eyssen
                                                                                     v.o.f.

Annemieke J.M. Roobeek                    Member of Supervisory                      Professor of Technology and     The Netherlands
Europaplein 115                           Board                                      Economy at Nijenrode
1079 AX Amsterdam                                                                    University; Senior Research
The Netherlands                                                                      Fellow of the Royal
                                                                                     Netherlands Academy of Art
                                                                                     and Sciences (KNAW) at the
                                                                                     Faculty of Economics and
                                                                                     Econometrics of the
                                                                                     University of Amsterdam.

Hans Bartelds                             Chairman of Executive Board                Chairman of Executive Board     The Netherlands
c/o Fortis/Fortis AMEV NV                                                            of Fortis AMEV.
Archimedeslaan 6
3584 BA UTRECHT
The Netherlands

Joop Feilzer                              Member of Executive Board                  Member of Executive Board       The Netherlands
c/o Fortis/Fortis AMEV NV                                                            of Fortis AMEV.
Archimedeslaan 6
3584 BA UTRECHT
The Netherlands





                             Page 13 of 14 Pages

Valere Croes                               Member of Executive Board                 Managing Director of Fortis     Belgium
c/o Fortis/Fortis AG                                                                 AG.
Boulevard Emile Jacqmain 53
1000 Brussels
Belgium

Henjo Hielkema                             Member of Executive Board                 Chairman of Executive Board     The Netherlands
c/o Fortis AMEV NV                                                                   of Fortis Nederland NV;
Archimedeslaan 6                                                                     Member of Executive Board
3584 BA UTRECHT                                                                      of Fortis AMEV.
The Netherlands

L.J. (Bert) Beugelsdijk                    Member of Executive Board                 Member of Executive Board       The Netherlands
c/o Fortis/Fortis AMEV NV                                                            of Fortis AMEV; Chairman of
Archimedeslaan 6                                                                     board of management of AMEV
3584 BA Utrecht                                                                      Nederland NV.
The Netherlands

Robert A.H. van der Meer                   Member of Executive Board                 Member of Executive Board       The Netherlands
c/o Fortis/Fortis AMEV NV                                                            of Fortis AMEV; Member of
Archimedeslaan 6                                                                     Executive Board of Fortis
3584 BA Utrecht                                                                      Nederland NV.
The Netherlands

Nicolaas Jon Westdijk                      Member of Supervisory Board               Chairman of Managing Board      The Netherlands
c/o Koninlijke Pakhoed N.V.                                                          of Royal Pakhoed N.V.
Postbus 863
3000 AW Rotterdam
The Netherlands

Johannes Jacobus Sleehte                   Member of Supervisory Board               President of Shell              The Netherlands
c/o Shell Nederland B.V.                                                             Nederland B.V.
Postbus 1222
3000 BE Rotterdam
The Netherlands

Kees Rutten                                Director                                  Managing Director of            The Netherlands
c/o Fortis Nederland                                                                 Fortis Nederland
3584 BA Utrecht
The Netherlands





                             Page 14 of 14 Pages